                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*
                                ---------

            Krause's Furniture, Inc. (Formerly Worth Corporation)
           --------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, Par Value $.001
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   500760 20 2
           --------------------------------------------------------
                                 (CUSIP Number)
           MR. JOHN H. BARKLEY, VICE PRESIDENT, FINANCE/CONTROLLER
                  %ATCO DEVELOPMENT, INC. 11777 KATY FREEWAY
               SUITE 175N, HOUSTON, TEXAS 77079, (281) 870-1500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              AUGUST 26, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  9   Pages
                                        ---

                                     SCHEDULE 13D

CUSIP No. 500760 20 2                                     Page  2  of  9  Pages
          -----------                                          ---    ---

ATCO HOLDINGS, LIMITED (NO IRS I.D. NO)
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
           Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
           BRITISH WEST INDIES
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                          NONE
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                                             1,115,923
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                                             NONE
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                                             1,115,923
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               1,115,923
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               6.43%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               OO
          *SEE INSTRUCTION BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                     SCHEDULE 13D

CUSIP No. 500760 20 2                                     Page  3  of  9  Pages
          -----------                                          ---    ---

ATCO DEVELOPMENT, INC.         74-2093337
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
           Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
           TEXAS, U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                          NONE
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                                             283,601
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                                             NONE
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                                             283,601
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               283,601
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
               Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               1.63%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               CO
          *SEE INSTRUCTION BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                     SCHEDULE 13D

CUSIP No. 500760 20 2                                     Page  4  of  9  Pages
          -----------                                          ---    ---

ABDULRAHMAN A. AL-TURKI        ###-##-####
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
           Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
           SAUDI ARABIA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                          NONE
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                                             1,115,923
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                                             NONE
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                                             1,115,923
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               1,115,923
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               6.43%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               IN
          *SEE INSTRUCTION BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                     SCHEDULE 13D

CUSIP No. 500760 20 2                                     Page  5  of  9  Pages
          -----------                                          ---    ---

KAMAL ABDELNOUR                ###-##-####
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
           Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
           U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                    32,325 (WARRANTS) & 8,333 (OPTIONS)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                                             NONE
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                       32,325 (WARRANTS) & 8,333 (OPTIONS)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                                             NONE
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               (8,333 OPTIONS & 32,325 WARRANTS)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               .23 (ASSUMING CONVERSION)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               IN
          *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                               STATEMENT OF INFORMATION
                              FOR ATCO HOLDINGS, LIMITED
                                ATCO DEVELOPMENT, INC.
                               ABDULRAHMAN ALI AL-TURKI
                                         AND
                                   KAMAL ABDELNOUR


The following statement of information is being filed by ATCO Holdings Limited, ATCO Development, Inc. (together, ATCO), Abdulrahman A. Al-Turki, and Kamal Abdelnour pursuant to Regulation 240.13d-1 of the Securities and Exchange Act of 1934. This fourth amendment is being filed in order to disclose certain additional agreements entered into in conjunction with the transactions which occurred on August 26, 1996 as reported in the third amendment filed on September 6, 1996. As used herein, "the Company" and Issuer refer to Krause's Furniture, Inc.

The following changes have occurred as a result of or in conjunction with the transaction being reported on herein:

Item 1 - Security and Issuer - No change

Item 2 - Identity and Background:

Paragraph D - Kamal Abdelnour: Mr. Abdelnour has been renominated and elected as a director of the Company effective September 16, 1996.

Item 3 - Source and amount of funds and other considerations: N/A

Item 4 - Purpose of Transaction. Shares have been acquired for investment. For details of transaction, see Item 6.

Item 5 - Interest in Securities of Issuer: Mr. Abdelnour has been granted options, as a newly elected director, to purchase 5,000 shares of the Company's common stock at $1.41 per share. The options were granted September 16, 1996, become exercisable June 16, 1997 and expire September 15, 2006.

As of October 3, 1996, reporting persons interests are as follows:

a) The aggregate number of shares of common stock, par value $.001 outstanding of Krause's Furniture, Inc. is 17,364,001.

Ownership of the reporting group is as follows:

                                                 SHARES    PERCENT
                                                 ------    -------
ATCO Holdings Limited for its own account        832,322    4.79%
ATCO Development, Inc. for its own account       283,601    1.63%
Abdulrahman A. Al-Turki, personally                    0       0%
Kamal Abdelnour                                        0       0%
                                               ---------    -----
As a group                                     1,115,923    6.43%
                                               ---------    -----
                                               ---------    -----

Kamal Abdelnour owns options to purchase 8,333 shares of issuer's common stock and warrants to purchase 32,325 shares of issuer's common stock. 3,333 options and the warrants are currently exercisable, however the exercise prices exceed recent market prices. Options to purchase 5,000 shares are exercisable June 16, 1997 through September 15, 2006. Assuming conversion of Abdelnour's warrants and options, he would have sole voting and dispositive power over 40,658 shares of common stock and shared voting and dispositive power over 1,115,923 shares for a total of 1,156,581 shares representing 6.66% of the assumed shares outstanding. Mr. Abdelnour disclaims beneficial ownership of shares owned by ATCO Holdings Limited and ATCO Development, Inc. totalling 1,115,923 shares (the ATCO shares).

(b) Abdulrahman Ali Al-Turki has shared voting and dispositive power over the 1,115,923 shares listed above.

    ATCO Holdings Limited has shared voting and dispositive power over the 1,115,923 shares listed above.

    ATCO Development, Inc. has shared voting and dispositive power over the 283,601 shares held for its own account.

    Kamal Abdelnour has shared voting and dispositive power over 1,115,923 shares (the ATCO shares). Assuming conversion of his owned warrants and options, Abdelnour has sole voting and dispositive power over 40,658 shares and shared voting and dispositive power over the 1,115,923 ATCO shares. Abdelnour disclaims any beneficial ownership of the ATCO shares.

(c) Mr. Abdelnour's options to purchase 3,333 shares of issuer's common stock will expire on or about November 26, 1996; the warrants to purchase 32,325 shares expire on 12/31/99.

(d) No transaction in the class of securities that are the subject of this report and statement, except as described herein, have been effected by any of the reporting persons named herein within the last 60 days.

(e) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities that are the subject of this report.

Item 6 - Contracts, arrangements, understandings of relationships with respect to securities of the issuer:

On August 26, 1996, the Company entered into an agreement with General Electric Capital Corporation (GECC), and some other investors. Pursuant to the agreement (the GECC Agreement) GECC acquired from the Company shares, subordinated pay-in-kind notes and a warrant to purchase additional shares. As participants in the GECC agreement, ATCO Holdings Limited purchased 400,000 shares and ATCO Development, Inc. purchased 253,167 shares of common stock from issuer.

Concurrently with the GECC Agreement, GECC and several stockholders of the Company, including ATCO Development, Inc. and ATCO Holdings, Limited (ATCO), entered into a stockholders agreement and a registration rights agreement. The GECC agreement, the stockholders agreement and the registration rights agreement have been filed by the Issuer with Form 8K dated August 26, 1996 which is hereby incorporated by reference. The stockholders agreement provides, among other things, that:

- Each of GECC, and the Permal Group (which consists of certain other reporting persons and ATCO) shall have the right to designate one of the six members of the Company's Board of Directors, which right shall continue so long as GECC or the Permal Group beneficially owns at least 2,000,000 shares.

- The approval of the director designated by GECC must be obtained before the Company may take certain specified actions.

- Members of the Permal Group, (which includes ATCO) shall, upon the written request of GECC, at any meeting of the stockholders, or in any action by written consent, vote all shares in the same manner as GECC votes its shares.

- Transfers of shares are prohibited except as permitted under the stockholders agreement, which provides that the stockholders proposing to transfer shares must first offer such shares to other stockholders who are party to the agreement. Sales of registered shares in public offerings or sales on NASDAQ aggregating (together with other sales of shares by members of the same stockholders' group) not more than 1 million shares, would not be subject to the right of first offer.

- Sales by members of either group (the GECC group, or the Permal Group) in one or more related transactions aggregating more than 3,000,000 shares will create a "tag-along" right to the stockholders of the other group, whereby the members of the other group will have the right to participate on a prorata basis..

- The stockholders agreement expires if GECC no longer beneficially owns 2,000,000 or more shares.

The registration rights agreement provides that GECC and certain other stockholders are entitled to request from the Company the registration under the Securities Act of 1933, as amended, at any time after August 31, 1999, (unless GECC consents to an earlier date or provided certain conditions are met in accordance with the provisions of this agreement) of at least 1,000,000 shares of common stock, up to a maximum of two such registrations in any 12-month period.

Consequently the 400,000 shares of stock acquired by ATCO Holdings, Limited, and the 253,167 shares of stock acquired by ATCO Development, Inc. as part of the GECC agreement dated August 26, 1996 are restricted shares, have not been registered under the Securities Act of 1933, as amended, and are subject to the registration rights agreement dated August 26, 1996.

Furthermore, the 832,322 shares beneficially owned by ATCO Holdings, Limited, and the 283,601 shares beneficially owned by ATCO Development, Inc. are subject to transfer and voting restrictions as outlined herein in accordance with the provisions of the stockholders' agreement dated August 26, 1996.

Item 7 - Material to be filed as exhibits: Form 8K as filed by issuer, together with the exhibits dated August 26, 1996 is hereby incorporated by reference as stated herein.

The relevant exhibits are described as follows in the Form 8K:

EXHIBIT

10.1 Form of Securities Purchase Agreement between the Company and GECC dated as of August 26, 1996.

10.4 Form of Securities Purchase Agreement between the Company and Certain Stockholders dated as of August 26, 1996.

10.5 Form of Stockholders Agreement among the Company, GECC and certain other stockholders of the Company dated as of August 26, 1996.

10.6 Form of Registration Rights Agreement among the Company, GECC and certain other stockholders of the Company dated as of August 26, 1996.

After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                     DATE: 6/31/96
                                           ---------------------------------

                         ATCO DEVELOPMENT, INC.


                                     BY: /s/ JOHN H. BARKLEY
                                        ------------------------------------
                                             JOHN H. BARKLEY
                                             VICE PRESIDENT, FINANCE/CONTROLLER


                             ATCO HOLDINGS LIMITED


                                     BY: /s/ JOHN H. BARKLEY
                                        ------------------------------------
                                             JOHN H. BARKLEY
                                             AUTHORIZED REPRESENTATIVE



                         ABDULRAHMAN ALI AL-TURKI


                                     BY: /s/ JOHN H. BARKLEY
                                        ------------------------------------
                                             JOHN H. BARKLEY
                                             AUTHORIZED REPRESENTATIVE


                         KAMAL ABDELNOUR

                                     BY: /s/ KAMAL ABDELNOUR
                                        ------------------------------------
                                             KAMAL ABDELNOUR

The undersigned hereby agree:

    1. that each of them is responsible for the timely filing of Form 13D and any amendments to it with regard to Krause's Furniture, Inc. plus the completeness and accuracy of the information contained in the statement and,

    2. such Form 13D identifies all of the undersigned and such Form 13D is filed on behalf of each of them.

ATCO DEVELOPMENT, INC.                 ABDULRAHMAN ALI AL-TURKI


BY: /s/ John H. Barkley, Jr.           BY: /s/ John H. Barkley, Jr.
   ---------------------------            ---------------------------
   John H. Barkley, Jr.                   John H. Barkley, Jr.
   Vice President of                      Authorized Representative
   Finance/Controller


ATCO HOLDINGS, LIMITED                 KAMAL ABDELNOUR


BY: /s/ John H. Barkley, Jr.              /s/ KAMAL ABDELNOUR
   ---------------------------            ---------------------------
    John H. Barkley, Jr.                      KAMAL ABDELNOUR
    Authorized Representative